                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                           Imperial Holly Corporation
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)


                                    452835101
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452835101                       13G                  Page 2 of 5 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      United States National Bank of Galveston
      74-1708566
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) /X/

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      National Banking Association
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                     1,939,286

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                        -0-
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                     1,789,086

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                        150,650

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,939,736

--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.0%

--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

          BK

--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)   Name of Issuer:

            Imperial Holly Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            One Imperial Square, Suite 200
            8016 Highway 90-A
            Sugarland, TX  77478

Item 2(a)   Name of Person Filing:

            UNITED STATES NATIONAL BANK OF GALVESTON

Item 2(b)   Address of Principal Business Office, or if None, Residence:

            2201 Market Street
            Galveston, Texas 77550

Item 2(c)   Citizenship:

            National banking association

Item 2(d)   Title of Class of Securities:

            Common Stock

Item 2(e)   CUSIP Number:

            452835101

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (b) [X] Bank as defined in Section 3(a)(6) of the Act.

Item 4      Ownership:

            (a)  Amount Beneficially Owned:

                 1,939,736

            (b)  Percent of Class:

                 6.0%




                               Page 3 of 5 Pages

          (c)  Number of Shares as to which such Person has:

                 (i)  sole power to vote or to direct the vote

                      19,939,286

                (ii)  shared power to vote or to direct the vote

                      -0-

               (iii)  sole power to dispose or to direct the disposition of

                      1,789,086

                (iv)  shared power to dispose or to direct the disposition of

                        150,650

          Reporting Person, as trustee under various trusts and as agent pursuant to various agency agreements for various accounts, has voting or investment power over 1,939,286 shares of the Issuer's common stock. As indicated above, Reporting Person has or shares voting power with respect to 1,939,286 of such shares, and has or shares dispositive power with respect to 1,939,736 of such shares. Reporting Person hereby expressly disclaims beneficial ownership with respect to all such shares and, accordingly, the filing of this Schedule 13G may not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule.

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          Not applicable.

Item 8    Identification and Classification of Members of the Group:

          Reporting Person hereby expressly disclaims that it, together with such other persons having the power to vote or to dispose of such shares, constitutes a "group" as defined in Rule 13d-5(b)(1) under the Act.


                               Page 4 of 5 Pages

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             /s/ FREDDIE B. MEIER
------------------------        ------------------------------------------------
        Date                                       Signature

                                 Freddie B. Meier, Executive Vice President and
                                            Executive Trust Officer
                                ------------------------------------------------
                                                   Name/Title

                               Page 5 of 5 Pages